EXHIBIT 15
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FOR IMMEDIATE RELEASE:                                                      NEWS
April 22, 1999                                       Nasdaq National Market/AVRT
                                                            http://www.avert.com

                  AVERT, INC. ANNOUNCES FIRST QUARTER RESULTS
         Company announces record revenue growth and 60% growth in EPS.

FORT  COLLINS,  Colorado  -  Avert,  Inc.  (Nasdaq  National  Market/AVRT),   an
Internet-based information network company providing employment background checks to a diverse nationwide customer base, today announced financial results for first quarter ended March 31, 1999.

Net revenues for the first quarter grew to $2,492,000, up 12% from $2,233,000 in the comparable quarter in 1998. Product and service revenue for the quarter was $2,416,000 up 13% from $2,147,000 in the first quarter of 1998. Growth in the number of new customer sign-ups surged to 779 for the quarter, up 48% from the same period last year.

Net income after tax for the quarter was $255,000, or $.08 cents per share, up 53% from $167,000, or $.05 cents per share, in the same quarter last year. Earnings per share rose 60% during the same period as compared to 1998. The Company is reporting 10% net margins for the first quarter of 1999.

"We are very pleased to announce the return of double digit growth and profitability to our shareholders," stated Dean Suposs, President and Chairman of Avert, Inc. "Over two years ago we undertook a major company-wide re-engineering to transform Avert into an Internet based company. We now have the ability to manage the growth the Internet can bring and do it profitability. First quarter `99, I believe, is the start of this trend. We not only had double digit growth, but we ended the quarter with approximately 20% fewer employees than a year ago. This is the growth and efficiency we expected. We are now conducting a majority of our business through the Internet, and believe we are one of the few public companies in our industry using this future medium profitably today."

Revenue from criminal history reports grew to $1,405,000, up 26% from a year ago; previous employment reports and credit reports declined 11% to $241,000; motor vehicle driving records increased 12% to $282,000; workers' compensation histories decreased 15% to $205,000; and revenue from other products and services increased 15% to $312,000, which includes $187,000 revenue from services.

On February 22, Avert, Inc. declared a special cash dividend of $.12 per common share payable on March 24, 1999 to shareholders of record on March 15, 1999. This dividend payment is a 20% increase over the previous dividend payment. Dividend payments for the special cash dividend totaled $419,305.41.

About Avert, Inc.
Avert is the leading provider of Internet pre-employment screening solutions linked through AVERTnet (Y2K Compliant), a secure network of Internet background checking services. Avert uses Internet technology to create solutions that streamline the hiring process. More than 10,000 companies nationwide utilize


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Avert and the Web-based  background checking system which incorporates  criminal court records, driving records, previous employment verification, workers' compensation histories, credit histories, education verification and Social Security Number validations. AVERTnet is customized to meet the unique concerns, policies and procedures of companies nationwide. Additional information about Avert background checking solutions and the Company's SEC filings are available on the Internet at www.avert.com.


EARNINGS RECAP                                        Quarter Ended March 31,   Quarter Ended March 31,
                                                                1999                      1998
                                                      ----------------------    ----------------------
                                                            (unaudited)

Revenue .........................................         $ 2,492,000                $ 2,233,000
Net Income ......................................         $   255,000                $   167,000
Net Income per common share .....................         $       .08                $       .05
Primary Weighted avg ............................
               shares outstanding ...............           3,323,025                  3,486,158

BALANCE SHEET DATA                                      March 31, 1999           December 31, 1998
                                                        --------------           -----------------

Working Capital .................................         $ 6,813,000                $ 7,349,000
Total Assets ....................................         $10,911,000                $10,908,000
Total Liabilities ...............................         $ 1,064,000                $   897,000
Shareholders' Equity ............................         $ 9,847,000                $10,011,000

Contact:
Avert, Inc.
Investor Relations
970/484-7722


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